SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04, Ed. Centro Empresarial Varig, sala 702-A
70714-000 Brasilia — DF,
Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A. Corporate Taxpayer’s ID (CNPJ) #: 02.558.118/0001 -65 Publicly-held Company	TELE NORTE CELULAR PARTICIPAÇÕES S.A. Corporate Taxpayer’s ID (CNPJ) #: 02.558.154/0001 -29 Publicly-held Company

NOTICE TO THE MARKET

Pursuant to the provisions of paragraph 4 of article 157 of Law 6,404/76 and Instruction 358/02 issued by the Brazilian Securities and Exchange Commission - CVM (“CVM”), Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A. (“Companies”) hereby announce that they have been notified on this date by the Superior Court of Justice of the decision of the Special Court, which by a majority vote, granted a Special Appeal according to specific court regulations to determine the Writ of Mandamus 11480/DF to be processed and to grant an injunction staying the proceedings of said appeal, as per the attached documents.

Brasília, March 20, 2006.

Antonio José Ribeiro dos Santos
Head of Investor Relations of
Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

Superior Court of Justice
NOTIFICATION ORDER
000009/2006-CORDCE/DA

THE JUSTICE BARROS MONTEIRO OF SUPERIOR COURT OF JUSTICE, IN THE RECORDS OF WRIT OF MANDAMUS #11480 (2006/0031974-8), PETITIONER, TELEMIG CELULAR PARTICIPAÇÕES S/A, AMAZÔNIA CELULAR S/A, TELE NORTE CELULAR PARTICIPAÇÕES S/A and, as RESPONDENT, CHIEF JUSTICE OF SUPERIOR COURT OF JUSTICE, using his duties granted by law and by Internal Regulations of this Court,

     ORDERS to one of the court officials of this Court, in compliance with this order, to NOTIFY Mr. ANTÔNIO DOS SANTOS, Chief Executive Officer of the companies Telemig Celular Participações S/A and Tele Norte Celular Participações S/A, at Setor Comercial Norte, Quadra, 04, Centro Empresarial Varig, sala 703, CEP 70714-000, phone: 3429-5600, of Special Court’s decision, on March 20,2006 session, which by majority vote, granted a special appeal according to specific court regulations to determine the writ of mandamus to be processed and to grant an injunction staying the proceedings of said appeal, as per decision certificate attached hereto.

     ABIDE BY, the necessary certificates being drawn up for the due legal effects and signed by the Honorable Reporting Justice.

Brasília, March 20, 2006.

Vânia Maria Soares Rocha (signed)
Special Court Coordinator

Full Content of the Decision and Procedural Progress are available on the STJ Web page
Internet address: www.stj.gov.br
SAFS – Quadra 06 – Lj 01 – CEP 70095-900 , Brasília – DF
PABX: (61)319-8000

Superior Court of Justice
DECISION CERTIFICATE
SPECIAL COURT

Registration No.: 2006/0031974-8	AgRgno
MS 11480/DF
Origin Nos.: 200502146662 200600143410

ON BOARD	DECISION: 3/20/2006

Reporting Justice
The Honorable Justice LAURITA VAZ

Reporting Justice for the Decision
The Honorable Justice JOÃO OTÁVIO DE NORONHA

Impeded Justices
The Honorable Justices: EDSON VIDIGAL
          CESAR ASFOR ROCHA
          ALDIR PASSARINHO JUNIOR

Chairman of the Session
The Honorable Justice BARROS MONTEIRO

Deputy-Federal Government Attorney
The Honorable Mr. EDINALDO DE HOLANDA BORGES

Secretary
Bachelor VANIA MARIA SOARES ROCHA

NOTICE

PETITIONER	: TELEMIG CELULAR PARTICIPAÇÕES S/A
PETITIONER	: TELE NORTE CELULAR PARTICIPAÇÕES S/A
PETITIONER	: AMAZÔNIA CELULAR S/A
ATTORNEY	: LUIZ RENATO BETTIOL AND OTHERS

RESPONDENT	: CHIEF JUSTICE OF SUPERIOR COURT OF JUSTICE
MATTER	: Commercial – Company

SPECIAL APPEAL

APPELLANT	: TELEMIG CELULAR PARTICIPAÇÕES S/A
APPELLANT	: TELE NORTE CELULAR PARTICIPAÇÕES S/A
ATTORNEY	: LUIZ CARLOS BETTIOL
RESPONDENT	: CHIEF JUSTICE OF SUPERIOR COURT OF JUSTICE
INTERESTED PARTY	: AMAZÔNIA CELULAR S/A
ATTORNEY	: LUIZ RENATO BETTIOL AND OTHERS

2006/0031974-8 – MS 11480 Petition:2006/00027423 (AgRg)

CERTIFICATE

   I certify that this distinguished SPECIAL COURT, when examining the proceeding, subject-matter of the session held on this date, rendered the following decision:

   The Special Court, by majority vote, granted a special appeal to determine the writ of mandamus to be processed and to grant an injunction staying the proceedings of special appeal. The Reporting Justice, Laurita Vaz and the Justices Francisco Peçanha Martins and Humberto Gomes de Barros gave their dissenting opinions.

   The Justices João Otávio de Noronha, Ari Pargendler, José Delgado, Fernando Gonçalves, Carlos Alberto Menezes Direito, Felix Fischer, Gilson Dipp, Eliana Calmon and Paulo Gallotti gave their majority opinion.

   The Justices Edson Vidigal, César Asfor Rocha and Aldir Passarinho Junior were impeded.

   The Justices Nilson Naves and Jorge Scartezzini were absent by justification, and occasionally, the Justices Antônio de Pádua Ribeiro, Hamilton Carvalhido, Francisco Falcão and Luiz Fux.

   The Justice Barros Monteiro presided over the decision.

Brasília, March 20, 2006

VÂNIA MARIA SOARES ROCHA (signed)
Secretary

2006/0031974-8 – MS 11480 Petition:2006/00027423 (AgRg)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Antônio José Ribeiro dos Santos

Name:	Antônio José Ribeiro dos Santos
Title:	CEO and Head of Investor Relations